Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


August 17, 2005

Jonathan Duersch
Division of Corporate Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W. Stop 4-5
Washington, D.C. 20549

Re:       Gold Standard, Inc.
          Form 10-KSB/A for the Fiscal Year Ended October 31, 2004
          Filed June 30, 2005
          Form 10-QSB/A and 10QSB for Fiscal Quarters Ended January 31, 2005 and April 30, 2005
          Filed June 30, 2005 and June 20, 2005
          File No. 001-08397

Dear Mr. Duersch:

     This letter is to respond to certain questions that you raised regarding financial information of the Company presented in our Form 10KSB/A for the year ended October 31, 2004, our Form 10QSB/A and 10QSB for the quarters ended January 31, 2005 and April 30, 2005, in your comment letters dated April 13, 2005 and July 19, 2005.

April 13, 2005 Comment Letter Responses

10KSB/A for the year ended October 31, 2005

Comment #1. This comment had to do with disclosure of the nature of our exploration activities in the Management's Discussion and Analysis or Plan of Operation section. This whole section has been reworded to disclose the nature of our exploration activities, with the first paragraph giving an overview of what our Company's business involved and what our plan of operations are for the future.

Comment #2. Comment number 2 had to do with changes that needed to be made to the financial statements. Here is a list of all of the changes that were made to the financial statements in the 10KSB/A-2:

          1) All of the heading in the financial statements now include the wording "An Exploration Stage Company."

          2) The Report of Independent Registered Public Accounting Firm now indicates the name of the firm.

          3) The Balance Sheet has now two accumulated deficit numbers, one for the period November 1, 1996 through October 31, 2004, and for the period prior to November 1, 1996.

          4) The Statement of Operations and Statement of Cash Flows now include a cumulative column for the period from November 1, 1996 through October 31, 2004.

          5) Note 1. We removed the paragraph referring to Investment in Mining Activities and replaced it with a paragraph entitled "Exploration Stage Company."

10QSB for the period ended January 31, 2005

Comment #3. This comment was to make the same revisions to our 10QSB for the quarter ended January 31, 2005 as were made in the 10KSB/A for the year ended October 31, 2004. The same changes were made to the 10QSB for January, 31 2004, in the Management's Discussion and Analysis or Plan of Operation section that were made to the 10KSB/A for October 31, 2004.

     Additionally, here is a list of all of the changes that were made to the financial statements of the 10QSB:

          1) All of the heading in the financial statements now include the wording "An Exploration Stage Company."

          2) The Balance Sheet has now two accumulated deficit numbers, one for the period November 1, 1996 through January 31, 2005, and for the period prior to November 1, 1996.

          3) The Statement of Operations and Statement of Cash Flows now include a cumulative column for the period from November 1, 1996 through January 31, 2005.

          4) Note 1. We removed the paragraph referring to Investment in Mining Activities and replaced it with a paragraph entitled "Exploration Stage Company."

          5) We have removed all references throughout the document to "ceased" operations and replaced with "curtailed."

          6) We deleted a paragraph in Note 6 - Income Taxes that referred to the Valuation Allowance.

          7) We removed all references to our office in Brazil, that has been closed and the physical assets sold.


July 19, 2005 Comment Letter Responses

10KSB/A for the year ended October 31, 2004

Comment #1. This letter is our written response to both the April 13, 2005 and July 19, 2005 comment letters. See above.

Comment #2. We have expanded our disclosure describing our exploration activities as follows:

          1) In the first paragraph of Management Discussion and Analysis or Plan of Operations;

          2) Under the heading "Results and Plan of Operations," in sub-paragraph number 2; and

          3)  In Note 1 - Exploration Stage Company of our financials.

10QSB for the fiscal quarter ended April 30, 2005

Comment #3. We have corrected the cash flow statement to reflect the net loss from the Statement of Operations and have filed an amended 10QSB for the quarter ended April 30, 2005.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                              Sincerely yours,

                                              /s/ Leonard W. Burningham

                                              Leonard W. Burningham
LWB/sg